UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Document Security Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

25614T101

(CUSIP Number)

Martin Vegh
60 Broad Street, New York, NY 10004
(212) 422-1993

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Martin Vegh I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 915,000 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 915,000 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer
Common Stock - Document Security Systems, Inc. (“DSS”)
First Federal Plaza, Suite 1525 28 East Main Street Rochester, NY

Item 2. Identity and Background
Martin Vegh, 60 Broad Street, New York, NY 10004. Registrant is an Account Executive at Fagenson and Co. During the last five years, Mr. Vegh has not been convicted in a criminal proceeding. During the last five years, Registrant was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Registrant is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

Mr. Vegh is the sole dispositive owner of 915,000 shares of DSS’s Common Stock which currently represents 4.7% of the shares outstanding.  DSS’ Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2011 registered an additional 1,512,574 shares of Common Stock and reported DSS’ total shares outstanding as 19,476,319.  Accordingly, Mr. Vegh ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

  None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011

/s/Martin Vegh
Martin Vegh